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                                                               EXHIBIT 99(B)(ii)

                                                               February 21, 1997

ANNUAL SERVICING LETTER

The Board of Directors
Greenwood Trust Company and
Wilmington Trust Company:

We have examined management's assertion, included in its representation letter, dated February 21, 1997, that Greenwood Trust Company ("GTC") maintained an effective internal control structure over financial reporting as of December 31, 1996, insofar as such system relates to the servicing procedures provided by GTC to prevent or detect errors or irregularities in amounts that would be material in relation to the assets of the Discover Card Trust 1991E (the "Trust") under the Pooling and Servicing Agreement Sections 3.02, 4.03, 4.04, 4.05, 4.07, and 8.07, dated November 1, 1991 (the "Agreement").

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that GTC maintained an effective internal control structure as of December 31, 1996, insofar as such system relates to the servicing procedures provided by GTC, to prevent or detect errors or irregularities in amounts that would be material in relation to the assets of the Trust under the Agreement, taken as a whole, is fairly stated, in all material respects, based upon criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended for the information and use of the Board of Directors and management of GTC, Wilmington Trust Company as Trustee, and the Investor Certificateholders, and should not be used for any other purpose.

/s/

Deloitte & Touche LLP